SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                    Form 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  --------------------------------------------

(Mark One)

( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003

or

(   )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 for the transition period from ____________ to _____________

Commission File No.  000-24484

     A. Full title and address of the plan, if different from that of the issuer named below:

                                 MPS GROUP, INC.
                             RETIREMENT SAVINGS PLAN
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 MPS GROUP, INC.
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000


                                 MPS GROUP, INC.
                             RETIREMENT SAVINGS PLAN
                                      INDEX
                                DECEMBER 31, 2003



Report of Independent Registered Certified Public Accounting Firm            1

Financial Statements:

  Statements of Net Assets Available for Benefits                            2

  Statement of Changes in Net Assets Available for Benefits                  3

Notes to Financial Statements                                                4

Supplemental Schedule:*

  Schedule of Assets Held for Investment Purposes                            7

Signatures                                                                   8


*    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's
     Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.


Report of Independent Registered Certified Public Accounting Firm

To the Participants and Administrator
of MPS Group, Inc. Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MPS Group, Inc. Retirement Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Jacksonville, Florida
June 28, 2004

MPS Group, Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2003 and 2002




                                                                                         2003                 2002

Assets

Investments                                                                         $ 108,955,152        $  90,257,469

Receivables:
    Participant contributions                                                             340,032              467,857
    Employer contribution                                                               2,084,170                    -
    Plan mergers                                                                        1,481,637                    -
                                                                                  -----------------     ----------------
      Total receivables                                                                 3,905,839              467,857


Net assets available for benefits                                                   $ 112,860,991        $  90,725,326
                                                                                  =================     ================

























The accompanying notes are an integral part of these financial statements.

MPS Group, Inc. Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003


Additions:
  Additions to net assets attributed to:
    Investment income:
      Interest and dividends                                                                            $   2,345,273
      Net appreciation in fair value of investments                                                        19,561,369
                                                                                                      ----------------
        Total investment income                                                                            21,906,642
                                                                                                      ----------------

    Contributions:
      Participants                                                                                         12,012,636
      Employer                                                                                              2,084,170
      Plan mergers                                                                                          1,481,637
                                                                                                      ----------------
        Total contributions                                                                                15,578,443
                                                                                                      ----------------
        Total additions                                                                                    37,485,085
                                                                                                      ----------------


Deductions:
  Deductions from net assets attributed to:
    Benefits paid to participants                                                                          15,306,147
    Other, net                                                                                                 43,273
                                                                                                      ----------------
        Total deductions                                                                                   15,349,420
                                                                                                      ----------------

        Net increase                                                                                       22,135,665

Net assets available for benefits:
    Beginning of year                                                                                      90,725,326
                                                                                                      ----------------
    End of year                                                                                         $ 112,860,991
                                                                                                      ================





The accompanying notes are an integral part of these financial statements.

MPS Group, Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2003 and 2002

1.  Description of Plan

The following description of the MPS Group, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering professional employees of MPS Group, Inc. (the "Company") who have completed at least 375 hours of service in any three consecutive month period or at least 1,000 hours in one year. To continue to vest in Company contributions, a participant must work at least 1,000 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions - Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, up to Internal Revenue Service allowable limit. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers two common/collective trusts, twelve mutual funds, and the Company stock as investment options for participants. The Company, at its discretion, contributes a uniform percentage of the amount of salary elected to be deferred. Contributions are subject to certain limitations.

     Participants Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of continuous service at 25% per year of service. A participant is 100 percent vested after four years of credited service.

     In the event of death or total and permanent disability while under the Company's employment, all amounts credited to the participant's account as of the subsequent plan anniversary date are considered fully vested.

     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are collateralized by the balance in the participant's account and bear interest at rates that range from 5.00% to 10.5%, which were commensurate with local prevailing rates at the time of issuance as determined quarterly by the Plan administrator.

     Payment of Benefits - On termination of service or retirement, a participant or participant's beneficiary will receive a lump sum amount equal to the value of the participant's vested interest in his or her account.

     Forfeiture Allocation - Forfeited nonvested accounts totaled approximately $1,707,000 and $1,499,000 at December 31, 2003 and 2002, respectively.
     These accounts will be used to reduce future employer contributions.

2.  Summary of Significant Accounting Policies

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition - The Plan's investments in mutual funds and common stock are stated at fair value based upon quoted market prices. Investments in common/collective trusts are stated at cost which approximate fair value.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of its investments which consists of the realized gains or losses and the unrealized gains and losses on these investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Risks and Uncertainties - The Plan provides for various investment options in any combination of fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     Benefits - Benefits are recorded when paid.


3.  Investments

     The following presents investments that represent 5% or more of the Plan's assets.

                                                       2003            2002
                                                ---------------  --------------
  Common/Collective Trusts
     Merrill Lynch Equity Index Trust I            $ 12,341,396    $ 10,398,306
     Merrill Lynch Retirement Preservation Trust     14,938,069      14,893,187

  Mutual Funds
     Van Kampen Growth & Income Fund                  9,927,568       7,759,329
     Merrill Lynch Mid Cap Value Fund                11,024,675       8,443,350
     Federated Kaufman Fund                          15,952,840      11,699,845
     Calvert Income Fund                             14,478,142      13,951,333
     Merrill Lynch Fundamental Growth Fund           16,792,123      14,110,733


     During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $19,561,369 as follows:

          Mutual funds                             $ 15,779,583
          MPS stock                                     963,641
          Common/collective trusts                    2,818,145
                                                  --------------
                                                   $ 19,561,369
                                                  --------------

4.  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in all amounts credited to their account.


5.  Tax Status

     The Internal Revenue Service has determined and informed the Company by letter dated August 30, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.


6.  Financial Instruments

     Certain   financial   instruments   potentially   subject   the   Plan   to
     concentrations of credit risk. These financial instruments consist of pooled accounts with a mutual fund company.

     The Plan limits its credit risk by maintaining its accounts with what it believes to be high quality financial institutions.


7.  Related Party Transactions

     Certain Plan investments are shares of mutual funds, MPS Stock Pool Fund, and common/collective trusts managed by Merrill Lynch Retirement Services. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

     Employees can elect to allocate their contributions to the purchase of MPS stock.


8.  Merger of Subsidiary Plans

     On December 31, 2003, the Plan was amended to include the defined contribution plans of three subsidiaries. The following table details the subsidiary, merger date and amounts of assets transferred into the MPS plan.



                            Subsidiary                                Amount
--------------------------------------------------------        -----------------
Contract Staffing Group d/b/a Computer Consulting
  Group Salary Reduction Plan and Test                            $    724,765
Law Pros, Inc. 401(k) Plan                                             172,414
Elite Medical Search, Inc. Salary Reduction Plan and Test              584,458




     The assets for these plans are included in contributions receivable in the statement of net assets available for benefits as of December 31, 2003.

Supplemental Schedules

MPS Group, Inc. Retirement Savings Plan
Schedule of Assets Held for Investment Purposes
Year Ended December 31, 2003


               Identity of issue,                        Description of investment including
              borrower, lessor or                          maturity date, rate of interest,                          Current
                 similar party                            collateral, par or maturity value                           Value
-------------------------------------------------     ------------------------------------------               -----------------
   Cash                                                   Cash                                                   $      132,876
*  MPS Stock                                              Common Stock                                                2,191,074

*  Merrill Lynch Equity Index Trust I                     Common/Collective Trust                                    12,341,396
*  Merrill Lynch Retirement Preservation Trust            Common/Collective Trust                                    14,938,069

   Davis NY Venture Fund                                  Mutual Fund                                                   851,815
   Oakmark Equity & Income Fund                           Mutual Fund                                                   383,445
   Federated Kaufman Fund                                 Mutual Fund                                                15,952,840
*  Merrill Lynch US Government Mortgage Fund              Mutual Fund                                                 1,436,634
*  Merrill Lynch Fundamental Growth Fund                  Mutual Fund                                                16,792,123
*  Merrill Lynch Mid Cap Value Fund                       Mutual Fund                                                11,024,675
   AIM Small Cap Growth Fund                              Mutual Fund                                                   897,932
   Seligman Communications & Information Fund             Mutual Fund                                                   410,017
   Calvert Income Fund                                    Mutual Fund                                                14,478,142
   Templeton Foreign Fund                                 Mutual Fund                                                 5,379,801
   Van Kampen Growth & Income Fund                        Mutual Fund                                                 9,927,568
*  Merrill Lynch Small Cap Value Fund                     Mutual Fund                                                   778,734
*  Participant Notes Receivable with interest
     rates ranging from 5.0% to 10.5%                     Loans                                                       1,038,011
                                                                                                                 ---------------
                                                                                                                 $  108,955,152
                                                                                                                 ---------------

* Party-in-interest as defined by ERISA



                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MPS GROUP, INC.

As Plan Administrator of the MPS Group, Inc.
Retirement Savings Plan


 /s/ Robert P. Crouch
 --------------------
  Robert P. Crouch
  Senior Vice President,
  Chief Financial Officer,
  Treasurer & Chief Accounting Officer

  July 13, 2004